Exhibit 99.1

SEOUL, South Korea and NEW YORK, [June 6, 2025 (GLOBE NEWSWIRE)]

K Wave Media Ltd. Announces Appointment of Ted Kim as Chief Executive Officer. Concurrently, Mr. Tan will be stepping down as Executive Chairman and Interim CEO of K Enter Holdings Inc.

K Wave Media Ltd. Announces the appointment of Ted Kim as Chief Executive Officer of K Wave Media Ltd. (Nasdaq: KWM), a holding company with an internal K drama production team and controlling interest in six diversified entertainment operating companies based in Korea and engaged in the entertainment content and IP creation businesses.

Concurrently, the company also announced that Mr. Tan Chin Hwee has stepped down from his roles as Executive Chairman and Interim CEO of K Enter Holdings Inc. (“K Enter”), as well as from his position on the board of directors of K Wave Media Ltd. The company expresses its sincere appreciation for Mr. Tan’s leadership and contributions during a pivotal period for K Enter. Specifically, he provided critical leadership in securing SEC and Nasdaq approvals, and leveraged his track record in driving global growth strategies to guide the company and management through a transformative phase.

In connection with this transition, YK Chong, a member of the board of directors of Global Star Acquisition Inc., will join the board of K Wave Media Ltd., filling the vacancy created by Mr. Tan’s resignation.

Mr. Kim is the founder and managing partner of Global Fund LLC, a US-based private equity firm focused on investing in high-growth companies across various industries and geographies, including pre-IPO. Mr. Kim has successfully launched and closed multiple U.S.-based private equity funds as a highly experienced and disciplined private equity specialist. He has also been a member of the Korea-America Business Summit, Washington D.C. since 2019. Mr. Kim holds a Juris Doctor from the Pennsylvania State University's Dickinson School of Law.

Mr. Tan Chin Hwee is a distinguished investor and businessman with extensive experience in both the private sector and public service. Mr. Tan currently serves as the Chairman of Singapore Trade Data Exchange Services Pte Ltd (SGTraDex) and the Chairman of the Energy Supply Resilience Advisory Panel, established by the Energy Market Authority (EMA) of Singapore, where he is enlisted to guide the development of strategies for enhancing the reliability of the nation’s fuel supply and energy system. Previously, Mr. Tan served as the Asia-Pacific CEO of Trafigura, one of the world’s largest energy and commodities trading firms. Headquartered in Singapore, Trafigura is a Fortune Global 20 company with operations in 155 countries.

In prior leadership roles, Mr. Tan established Apollo Global Management’s Singapore office to develop its Asia Business. Mr. Tan also ran Amaranth Advisors as the Managing Director and held senior executive positions in DBS Bank. Mr. Tan graduated from NTU in 1995 and obtained an MBA from Yale University in 2003. He is a Chartered Financial Analyst and Certified Public Accountant in Singapore and Australia.

Yang Kan Chong, Global Star’s independent director, serves as a member of Global Star’s board of directors and as Chairman of Global Star’s Compensation Committee. Mr. Chong brings thirty years of expertise in the areas of energy, oil, gas, power, and infrastructure in the international arena. He is experienced in senior management in multi- and crossed-cultural environments. Mr. Chong holds a strong network of key contacts in the financial industry, and has accumulated extensive experience in treasury, financial management, and capital operation. Mr. Chong has previously served as Managing Director of Asia Petroleum Technology Pte Ltd, President and CEO of the U.S.-listed China New Energy Group Company, Group Deputy CEO of the Singapore-listed China EnerSave Limited, and several U.S. energy giants and Singapore Government-linked companies. From 2018 to 2019, Mr. Chong served as an independent director of China Star Food Group Ltd. Since 2016, Mr. Chong has acted as a Director of Sport Lifestyle Initiative Pte Ltd., a Singapore sport education company. Finally, since 2020, Mr. Chong works as an Investment Committee Member and Equity Partner of Global Fund LLC, a sponsor affiliate. He holds a Master of Science Degree (Mechanical Engineering) accredited by the National University of Singapore and a Bachelor of Engineering Degree (Mechanical and Production) accredited by the University of Singapore.

Media Contacts

official@kwavemedia.com